Exhibit 99.1

Mountain Province Diamonds Announces Changes to The Board of Directors

TSX and OTCQX: MPVD

TORONTO and NEW YORK, May 13, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX & OTCQX: MPVD) today announces changes to its Board of Directors.

The Company is pleased to announce the addition of Mr. Dean Chambers to its Board of Directors.  Mr. Chambers is a professional engineer and financial executive with strong operational, financial, M&A and major capital project experience in the mining industry.  Mr. Chambers' career as a senior executive in the mining and chemical industries includes progressive positions with The Dow Chemical Company, Falconbridge Limited and Dynatec Corporation, and Sherritt International.   Most recently, he served as an independent director and chair of the audit committee on the board of North American Palladium.  Mr. Chambers holds the ICD.D designation from the Institute of Corporate Directors.  Mr. Chambers also serves on the Industrial Advisory Committee for the Engineering and Management program at McMaster University.  With over 30 years of extensive experience in the resource industry, Mr. Chambers will be an invaluable addition to the Company's Board.

Following his decision to not seek re-election to the Board after over 20 years of service, Mr. David Whittle has resigned as a Director of the Company and Chair of its Audit Committee.

Jonathan Comerford, the Company's Chairman commented: "We are pleased that Dean has agreed to join our board. His extensive knowledge and experience in the resource sector will be extremely valuable as we navigate through the challenges of COVID-19 Pandemic."

Mr. Comerford added: "On behalf of us all, I would like to thank David for his long and dedicated service to Mountain Province Diamonds and wish him success on his future endeavours. David had informed the company earlier in the year of his intention to step down from the Board after serving over 20 years as a Director.  I am extremely grateful that David agreed to stay on a few extra months to help the company through a difficult period with COVID-19 pandemic.  Under his leadership and support which included a period as Interim President and CEO, the Company has successfully transitioned from a diamond explorer into a diamond producer."

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada Inc. in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, VP Corp Dev & Tech Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:56e 13-MAY-20